Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Jetwire	TUESDAY, MAY 14 2013

Performance Statistics

On-Time Experience

American	Mon	MTD	Target
D-0	60.8	60.2	64.5
A+14	87.1	80.3	80.3

Eagle
D-0	70.0	64.0	69.0
A+14 DOT	87.2	75.6	75.9

Every Bag Counts

American	Mon	MTD*	DOT Standard
	2.29	2.61	2.50

* DOT claims per 1000 customers

Announcements

» Expanding Our Atlantic Joint Business

In October 2010, American, British Airways and Iberia launched a transatlantic joint business, allowing us to coordinate our networks and schedules to better serve our customers across the Atlantic. Since then, we’ve made a name for ourselves by gaining speed on the competition, connecting our customers to more destinations and adding new routes. But that’s just the beginning. Check out our progress on new Jetnet and learn about Finnair, who will join our transatlantic joint business later this summer.

» USO Appreciation During National Volunteer Week

On new Jetnet, check out what our people did to commemorate American’s partnership with the United Service Organizations during National Volunteer Week, including a photo gallery of our team members participating in this special effort. From airport and Southeastern Reservations Office employees assisting Marines with luggage at Raleigh-Durham, to our people at LAX grilling burgers for troops about to serve abroad, people across the company joined in the volunteer effort.

» SERO’s Janet Adams “Was Very Helpful, Professional and Friendly”

A customer wishing to book award travel to Hawaii for his 35th wedding anniversary had been unable to secure MileSAAver award seats in First Class for the trip. The customer reached Janet Adams, Reservations Representative, SERO, who “was very helpful, professional and friendly” in the assistance she offered. Read more in Customers Write on Jetnet.

T.J. Martell Foundation Honors American Manager as Woman of Influence

The T.J. Martell Foundation, the music industry’s largest foundation that funds innovative medical research focused on finding cures for leukemia, cancer and AIDS, named Joann Camuti, Regional Manager – Sales Promotions and Community Relations for the Eastern Division, as a Woman of Influence. The awards were given to five outstanding women, including Marie Allen, president of MAC Presents; Dr. Margaret I. Cuomo; famed columnist Liz Smith and ABC News anchor Lori Stokes; who have achieved tremendous goals in business while balancing work, home and health. Joann was recognized for her consistent championship of local arts and cultural institutions, and for her dedication to community service, philanthropy and social responsibility. “On behalf of the Eastern Sales Division, I congratulate Joann for this well-deserved recognition,” said Jim Carter, Managing Director. “American has a long-standing commitment to the communities we serve, and Joann’s work as the model ambassador for the company’s values is inspiring.”

AMR in the News

From CEB

Video Project Helps American Win with Small Business

American Airlines took home the CEB’s 2013 Small Business Marketer of the Year award for its “Flights.Camera.Action.” video contest. Launched in 2012, the contest encouraged small business owners to submit one-minute videos that express how travel enables them to make connections that impact the future of their businesses. In addition to great creative execution, the American campaign was recognized for addressing two key pain points among small business owners: promoting their own businesses and networking with others. Specifically, the contest allowed many small businesses to reach potential customers through the campaign promotion and to earn Business ExtrAA reward points that would allow them to travel to make new connections for their business. In total, American gave away the equivalent of more than 350 roundtrip domestic Economy Class tickets, as well as hundreds of Admirals Club One-Day passes for companies that entered the contest. Additionally, the winner (a nonprofit business called Convoy of Hope) received the equivalent of 80 domestic roundtrip Economy Class tickets, as well as a full-page ad in American Way, banners on AA.com, an Admirals Club display and an inflight TV testimonial. The third annual “Flights.Camera.Action.” video contest will kick off in the third quarter of 2013.

Industry News

From Bloomberg

Virgin America’s Loss Narrows as Carrier Restructures Debt

Virgin America narrowed its first-quarter net loss by 39 percent and restructured debt to lower interest expenses. The carrier also modified terms with some creditors, which eliminated $290 million of debt and will trim interest expense in the second half of the year by two-thirds, to $20 million. Virgin America is trying to achieve profitability in the second half of this year and won’t add to its fleet of 53 jets until 2015 as it pauses growth. The carrier’s loss was $46.4 million for the first three months of the year, compared with $76 million in the same period a year ago.

From Reuters

U.S. Cancels Plan To Close Airport ATC Towers

The Federal Aviation Administration on Friday cancelled budget-driven plans to close 149 air traffic control towers at smaller U.S. airports, two weeks after Congress passed legislation to end air traffic controller furloughs that had delayed flights. U.S. Transportation Secretary Ray LaHood said federal officials determined the legislation gave the FAA enough flexibility to keep funding the towers, which had been scheduled to be closed in June to save money. The White House announced plans for both the furloughs and the tower closures earlier this year to meet automatic spending cuts required by Congress under the so-called sequestration law aimed at reducing the U.S. budget deficit. Congress sprang into action after the rolling FAA furloughs caused delays at major airports across the United States.

Crude Oil and Jet Fuel

Closing Fuel Prices for Monday, May 13

Crude oil was $95.17 a barrel, down $0.87 from the previous day.

Jet fuel price was $113.49 a barrel, down $0.56.

Merger Q&A

Q. What is the bag fee policy for American’s employees traveling on US Airways using the Interim Reciprocal Travel Program?

A. American employees traveling on US Airways are permitted one free checked bag per person.

JETWIRE is published by Communications, Editor – Lance Goulet, email: jetwire@aa.com

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a preliminary proxy statement of US Airways that also constitutes a prospectus of AMR. US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A, and AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and other documents containing important information about AMR and US Airways (including the definitive proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on April 15, 2013. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on April 15, 2013. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation may also be included in the definitive proxy statement/prospectus and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.